Exhibit 99.1
Baidu Online Video Company to Receive $50 Million Investment
from Providence Equity Partners
BEIJING, February 26, 2010 — Baidu, Inc. (Nasdaq: BIDU), the leading Chinese language Internet search provider, today announced that Baidu and Providence Equity Partners (“Providence”) have signed an agreement pursuant to which Providence will invest $50 million in Baidu’s new online video company to develop an advertising supported online video business providing premium licensed content in China. Baidu will continue to maintain majority ownership in the company. The new online video company has registered www.qiyi.com as its domain name.
“The online video market has great potential for growth in China,” said Mr. Robin Li, Chief Executive Officer of Baidu, Inc. “Providence is our ideal partner in this space as it has rich experience in investing in and managing businesses that distribute licensed content online. With Baidu’s strong ability to drive traffic and offer innovative products that suit user needs, we are very excited about the future prospects of this new company.”
“We are very pleased to partner with Baidu and are confident that this new venture will become an industry leader,” said Jonathan Nelson, Chief Executive Officer of Providence. “As the world’s largest Chinese language internet search company and also the dominant video search engine in China, Baidu has unmatched competitive advantages in its user base and traffic. The new venture will provide users with a first-class viewing experience, and will work with regulators to ensure the lawful distribution of professionally produced media and entertainment content on the internet.”
About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ Global Select Market under the symbol “BIDU.”
About Providence Equity Partners
Providence Equity Partners is the leading global private equity firm specializing in equity investments in media, entertainment, communications and information services companies around the world. The principals of Providence manage funds with over $22 billion in equity commitments and have invested in more than 100 companies operating in over 20 countries since the firm’s inception in 1989. Significant existing and prior investments include Bresnan Broadband Holdings, Casema, Com Hem, Digiturk, Education Management Corporation, eircom, Hulu, Idea Cellular, Kabel Deutschland, NexTag, Ono, PanAmSat, ProSiebenSat.1, Recoletos, TDC, Univision, VoiceStream Wireless, Warner Music Group, Western Wireless and Yankees Entertainment & Sports Network. Providence is headquartered in Providence, RI (USA) and has offices in New York, London, Los Angeles, Hong Kong and New Delhi. Visit www.provequity.com for more information.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Among other things, quotations from management in this announcement contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward- looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of February 26, 2010, and Baidu undertakes no duty to update such information, except as required under applicable law.
For investor inquiries please contact:
In China:
Mr. Victor Tseng
Baidu, Inc.
Tel: +86-10-5992-7244
Email: ir@baidu.com
Ms. Cynthia He
Brunswick Group LLC
Tel: +86-10-6566-9504
Email: che@brunswickgroup.com
In the U.S.:
Ms. Kate Tellier
Brunswick Group LLC
Tel: +1-212-333-3810
Email: ktellier@brunswickgroup.com